UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Directorate Change - Shell announces Executive Committee and Board change

Shell announces Executive Committee and Board change

LONDON, March 01, 2022 -- Shell plc (“Shell”) today announced the appointment of Sinead Gorman as chief financial officer (CFO), effective April 1, 2022. She will become a member of both Shell’s Executive Committee and Board of Directors. After a distinguished career of 17 years with Shell, the last five years as CFO, Jessica Uhl will step down from her role on March 31, 2022. Jessica will be available to assist Sinead and the Board with transition until June 30, 2022, after which she will leave the group.

Shell’s Chair, Sir Andrew Mackenzie said: “I am delighted to welcome Sinead to the leadership of our company She combines broad finance, trading, new business development and capital projects experience with a deep knowledge of Shell, and a strong commercial and external focus.  I look forward to working with her in the execution of our strategy to accelerate Shell’s transition to a net-zero emissions energy business purposefully and profitably.”

Sinead is currently Executive Vice President, Finance in Shell’s global Upstream business.  She started her career as a civil engineer before embarking on a finance career when she joined Shell in 1999.  Since then, she has held several increasingly senior finance roles in all Shell’s major businesses, in Europe, North America and latterly globally. A British national, she will be based in London.

Jessica was a key architect of recent strategic changes, including the simplification of the company’s share structure and the relocation of the corporate headquarters, along with the roles of chief executive officer and chief financial officer, from The Netherlands to the UK. However, due to family circumstances a long-term relocation to the UK is not sustainable, and therefore she will step down from her role.

Sir Andrew Mackenzie said: “The Board is immensely grateful to Jessica for her tremendous contribution to the company over many years, but particularly as CFO and especially during the past two years as we successfully tackled the many challenges presented by the pandemic. She has been instrumental in strengthening Shell’s financial position, putting in place measures to secure the company’s long-term health while delivering industry leading cash flows year on year. Jessica has been an exemplary ambassador for Shell and the company’s strength today is testament to her professionalism, resolve and values-driven leadership”.

Jessica Uhl said: “It has been an immense privilege to contribute to Shell’s leadership as we sought to reposition Shell for the future. Our forward thinking on the energy transition and firm commitment to reflect our principles and values in all we do made each day meaningful. I look forward to seeing what Shell achieves, knowing that the company is in very good hands.”

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Notes to Editors:

About Sinead Gorman
Since joining Shell in 1999, Sinead has held various key leadership roles in Finance across the Shell value chain. She started her career in Trading, working in STASCO and the Coral Energy Joint Venture, based in Calgary and Houston. She worked in Mergers & Acquisitions and Treasury based in The Netherlands. In recent years, Sinead has held the position of Executive Vice President Finance for Projects & Technology, Integrated Gas & New Energies, and is currently the EVP Finance for Upstream.

Sinead, a British national, holds an MEng Engineering, Economics and Management from the University of Oxford, and a MSc Finance from London Business School. She is married, with two children.

About Jessica Uhl

Jessica joined Shell’s Renewables business in 2004 in a finance and business development capacity and was appointed to CFO in March 2017.  Prior to her appointment to CFO, Jessica held various senior roles in Shell in the Upstream, Integrated Gas and Downstream businesses in the US, UK and the Netherlands. Jessica has been the Executive Committee sponsor of the Shell LGBTQ+ network and was recently recognised as a Global OUTstanding LGBT+ role model.

The information required to be disclosed under section 430(2B) of the Companies Act 2006 in relation to Jessica Uhl will be available on the Group's website in due course.

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, March 01, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The content of websites referred to in this announcement does not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 1, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary